VIVOPOWER


100% ELECTRIC

FULL-YEAR RESULTS PRESENTATION

FOR THE YEAR ENDED JUNE 30, 2022

August 29, 2022

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. Forward-looking statements may include for example statements about potential revenue from electric light vehicle ("e-LV") distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our e-LV and sustainable energy solutions ("SES") offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, is not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income/loss, see slide 9. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 10.

Executive Summary | Strategic progress but results affected by FX & lingering COVID-19 effects

Revenue declined due to AUD/USD FX rate & lingering COVID-19 disruptions	• Full-year revenue including discontinued operations decreased 7% year-on-year ("y-o-y") to $37.6m. This is primarily attributable to Australia's strict COVID-19 lockdowns, which extended through the majority of the period, causing delays to scheduled works for Aevitas, as well as the sharp drop in the AUD versus USD exchange rate since January 2022. On a constant AUD/USD FX rate basis, revenue decreased y-o-y by 3%
Gross profit and GP margin declined due to revenue drop and one-off Bluegrass project loss	• Gross profit ("GP") including discontinued operations decreased by $4.7m y-o-y to $1.6m, attributable to COVID-19 driven decrease in revenues and increase in costs, including $1.9m of specific one-off COVID-driven cost overruns on Bluegrass solar project due to state border closures • GP margin declined to 4% versus 16% for FY21 due to COVID-19 related compliance costs, increases in supply chain costs and one-off Bluegrass solar project COVID-driven cost overruns. GP margin including discontinued operations (adjusted for Bluegrass cost overruns) was 9% for FY22 and for continuing operations was 10%
EBITDA and operating losses due to COVID-19 lockdown impact and growth opex	• Adjusted EBITDA[1] loss including discontinued operations declined to $(10.4)m versus $(1.4)m for FY21, while operating loss widened to $(14.6)m versus $(4.8)m for FY21 • Losses were driven by FX, reduced lockdown period revenues in Australia and Bluegrass solar project COVID-driven cost overruns, in combination with budgeted increases in growth opex to support hyperscaling of the Tembo business
Balance sheet cash reduced at June 30, 2022 (but replenished to $8.9m with transactions in July)	• Cash balance decreased from $8.6m as of June 30, 2021 to $1.3m as of June 30, 2022 but on a pro-forma basis, inclusive of initial proceeds from J.A. Martin non-core operations and net proceeds from a shelf issuance in July, cash balance is $8.9m • Cash invested during FY22 primarily for Tembo scale-up and product development; $1.9m one-off Bluegrass Solar leakage unplanned
Transformational strategic initiatives executed upon despite significant disruptions	• Distribution partner network for Tembo expanded to 6 continents and 50+ countries, with EV kit commitments and orders increasing to 8,000+ • Secured Design Services Agreement (DSA) with Toyota Australia, with development of new generation 72kWh & V2 battery conversion kit • Divestiture of non-core businesses within Aevitas to allow for proceeds to be re-invested in high growth business units • Established VivoPower and Tembo subsidiaries and operating units in key markets globally (UAE, Australia, SouthEast Asia)
B Corp status recertified & top global impact company award for 2nd year in a row	• B Corp recertification secured following mandatory re-assessment review • VivoPower named one of the best B Corps in the world for Governance • Recognised as a top 100 global impact company for the 2nd year in a row by the Real Leaders Impact Awards

Certified B Corporation

Notes:
(1) For reconciliation of Adjusted EBITDA to IFRS net loss see slide 9.

VIVOPOWER

FY22 Overview | Significant strategic & operational progress despite COVID-19 disruptions

Key achievements included securing definitive agreements with Toyota Australia, GHH, Bodiz & winning record levels of solar contracts

	Date	Announced	Comments & Updates
2021	July	Secured Tembo distribution deal with Bodiz	Leading Mongolian automotive distributor Bodiz to purchase 350 e-LV conversion kits
		Remaining 50% of US Solar portfolio secured	Ownership of remaining 50% interest in US Solar development portfolio acquired from ISS for nominal consideration
	August	Rebrand & Power-to-X Strategy for US Solar	Completed US Solar Development unit rebranded to Caret with a new Power-to-X strategy
	September	Secured Tembo distribution deal with GHH	Global mining solutions provider GHH plans to purchase 3,000 e-LV conversion kits with distribution across over 50 countries
		Won Hillston Solar contract	Electrical solutions contract for 119MWdc Hillston Solar Farm in the Riverina region of southwestern NSW (Australia)
		Won TMA Transaction of the Year Award	Award won for Tembo acquisition by Turnaround Management Association (Sub $50m category global award)
	October	Established VivoPower subsidiary in UAE	Subsidiary in UAE to expand into Middle East, largest market for Toyota LandCruiser
	December	Executed Caret Decimal LOI	LOI to launch Renewable Powered Digital Asset Mining on hold due to market conditions
		Executed Relectrify MOU	Relectrify supplies battery energy storage systems using 2nd life EV batteries. MOU to explore redeploying Tembo batteries
		Executed LOI to acquire 100% of GB Auto	Cessation of LOI and Distribution Agreement on a consensual basis due to Tembo being established directly in Australia
2022	February	Completed Kenshaw move to larger HQ	Move to expanded facility in Cardiff, NSW, increasing workshop and office capacity by 85% to support growth
		Secured Tembo move to larger HQ	Move to expanded e-LV development and assembly facility in Eindhoven, increasing capacity by 113%
	May	Executed DSA with Toyota Australia	Design Services Agreement (DSA) to be commercially engaged in next stage of electrification design for LandCruiser 70
	June	Won Edenvale Solar contract	Largest ever electrical works contract for 204MWdc Edenvale Solar Farm
		Agreed divestiture of Aevitas businesses units	J.A. Martin non-Solar business and NDT business sold; fast-growth Solar electrical solutions business unit retained
		Established Tembo subsidiary in Australia	Tembo subsidiary formed in Australia in context of Toyota partnership & direct customer sales engagement opportunities
		Secured Tembo order from Atlas Iron	Atlas Iron is a leading Australian iron ore explorer, developer, and producer, part of Hancock Prospecting

Certified B Corporation

VIVOPOWER

FY2022 Key Objectives | Delivered on 13 out of 18 Objectives

Deliver e-LV orders on schedule and on budget

- Complete "build slot" strategy to enable just-in-time assembly
- Execute to necessary assembly timelines to deliver on orders
- Collaborate with distribution partners to deliver conversion kits

Advance e-LV product design, supply, and quality initiatives

- Complete engineering and mass production model for e-LVs
- Expand supply chain network for key components
- Increase R&D to improve e-LV hardware and software to OEM standards

Cement partnerships with TMCA and global distributors

- Execute DSA to expand and deliver on TMCA[1] relationship
- Grow global distribution network to all continents by end of CY2021
- Secure commitments for an additional 5,000+ e-LV units globally

Grow Aevitas business unit to support SES

- Complete all scheduled work (including delayed projects)
- Expand collaboration including with SES + e-LV businesses to accelerate growth
- Complete strategic review (M&A and JVs)

Expand SES pipeline and delivery capabilities

- Complete SES project(s) through Tottenham Hotspur partnership
- Build engineering and sales teams to grow SES pipeline
- Enhance capabilities through acquisitions and joint ventures

Execute on corporate initiatives to support growth

- Maximise value of US solar portfolio via strategic initiatives
- Complete digital transformation and workflow automation
- Retain focus on B Corp impact score and triple bottom line

Certified B Corporation

Notes:
Green text indicates objectives completed to June 30, 2022.
(1) Toyota Motor Corporation Australia

VIVOPOWER

VivoPower's Team | Recruitment for next phase of strategic execution

Leadership Team


Kevin Chin
Executive Chairman and CEO


Gary Challinor
Chief Operating Officer


James Tindal-Robertson
Group Finance Director


Jacqui Johnson
Group People and Culture Director


Matthew Nestor
Director, Head of Global Partnerships


Jean Diego Banon
Director, Head of Corp. Development


Adam Malcolm
Managing Director, Aevitas Kenshaw

Board of Directors


Kevin Chin
Executive Chairman and CEO


Peter Jeavons
Senior Independent Director


Michael Hui
Non-Executive Director


Gemma Godfrey
Non-Executive Director


William Langdon
Non-Executive Director

TBA
Non-Executive Director

Advisory Council


Eric Achtmann
Advisory Council Member


Kim Lawrence
Advisory Council Member


Edward Hyams
Advisory Council Member


Chris Mallios
Advisory Council Member


Martin Bell
Advisory Council Member


Hugh Durrant-Whyte
Advisory Council Member

HR Strategy

Orientate leadership team capabilities to operations, product, engineering, assembly and microfactory

Strengthen safety, quality, development and testing capabilities in Tembo

Outsource middle-office and back-office functions to Philippines

Key Hires

Alun Evans as Tembo Head of Quality

Nathan McCormick as Tembo Head of Functional Safety and Test Manager

Jean Diego Banon as VivoPower Head of Corporate Development

Key Promotions

Matthew Nestor to Head of Global Partnerships

Gary Challinor to Group Chief Operating Officer

Iain Folley to Financial Controller (Asia Pacific)

Certified B Corporation

VIVOPOWER

VivoPower's Impact | B Corp retained & global impact leadership recognised again

VivoPower has retained its B Corp Certification and ranked among the top impact companies globally for the 2nd year in a row

Certified B Corporation

B Corporation accreditation achieved and maintained since 2018

Part of a global movement of people using business as a force for good

Best for the World 2022 Governance

Named one of the best B Corps for Governance by B Lab UK. VivoPower's score for the category was among the top 10% of B Corps during this year's B Impact Assessment

Real Leaders Impact Awards 2022

Real Leaders Impact Awards 2021

Ranked 7th in the Construction, Energy, and Facilities category and #89 out of 201 overall in the Real Leaders Impact Awards 2022

Recognised for the 2nd straight year after debuting on the 2021 Impact Awards list

Ranked alongside companies like Tesla and Patagonia

TMA Turnaround/Transaction of the Year Award Winner

Turnaround/Transaction of the Year Award Winner 2020

Global <$50m Revenue Category

Fast Company World Changing Ideas 2022

Fast Company World Changing Ideas 2022 – Honourable mention in General Excellence

Certified B Corporation

VIVOPOWER

Profit and Loss Summary for the Full-Year Ended June 30, 2022

Profit & Loss (US$m)	FY2022	FY2021	Comments
Revenue			
Aevitas Critical Power (incl. Solar)	20.9	22.4	Decrease due primarily to strict COVID-19 lockdowns in Australia causing delays to scheduled works and effect of AUD decline vs USD
Aevitas Critical Power Services (discont'd)	15.2	16.4	Represents divested business units post June 30, being legacy J.A. Martin ex-Solar operations and Kenshaw NDT business
Caret Solar	-	0.2	Proceeds from Australian solar projects (divested in FY21)
Tembo EV	1.5	1.4	Revenues constrained by supply chain and logistics blockages, impacting deliveries
Vivo SES	-	-	Newly established business unit during FY22
Group revenue (continuing and discontinued)	**37.6**	**40.4**	Decrease due primarily to Critical Power Services
Group gross profit	**1.6**	**6.3**	Impact of COVID-19, including $1.9m of cost overruns on Bluegrass project in Australia due to state border closures
Group Adjusted (Underlying) EBITDA[1]	**(10.4)**	**(1.4)**	Decline reflects a reduction in revenues, gross profit and an increase in headcount and marketing costs to support growth
Restructuring and other non-recurring costs	(0.4)	(2.9)	Prior period comprises one-off litigation and Tembo acquisition expenses
Net finance income, expense & tax	(6.5)	(0.3)	Increase reflects $6.8m swing in foreign exchange losses and $1.4m increase in interest expense on shareholder loans, offset by a $2.0m decrease in income tax expense
Non-cash equity remuneration, depreciation	(4.3)	(3.3)	Increase in depreciation on increased right of use assets and equity issuance to staff
Group (Loss) / Profit after tax	**(21.6)**	**(8.0)**	Decline due to $8.9m decline in EBITDA, $8.2m foreign exchange losses and interest increase, $1.0m additional non-cash equity compensation and depreciation, offset by $4.5m saving in non-recurring costs and tax charges
Group Basic EPS (dollars)	**($1.04)**	**($0.49)**	
Group Adjusted (Underlying) EPS[2]	**($1.02)**	**($0.31)**	

Certified B Corporation

Notes:
(1) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 9.
(2) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 10.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Profit and Loss Reconciliation from pre-divestiture basis to continuing operations

Profit & Loss (US$m)	Total Group (pre-divestiture)	Discontinued operations	Continuing operations
FY2022			
Revenue	37.6	15.2	22.4
Gross profit	1.6	1.3	0.3
Gross profit excluding Bluegrass COVID related cost overruns	*3.5*	*1.3*	*2.2*
Profit / (loss) after tax	(21.6)	(0.4)	(21.2)
FY2021			
Revenue	40.4	16.4	24.0
Gross profit	6.3	2.0	4.4
Profit / (loss) after tax	(8.0)	(0.2)	(7.8)

Notes:
Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	For Year Ended	
Non-IFRS Financial Measures (US$m)	**June 30, 2022**	**June 30, 2021**
Net loss	**(21.6)**	**(8.0)**
Income tax expense / (credit)	(2.1)	(0.1)
Foreign exchange gains and losses	4.7	(2.1)
Net finance expense/(income)	3.9	2.5
Share-based compensation (non-cash portion)	1.9	1.1
Restructuring and other non-recurring costs	0.4	2.9
Depreciation and amortization	2.4	2.3
Adjusted (Underlying) EBITDA	**(10.4)**	**(1.4)**

Notes:
Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

Non-IFRS Financial Measures (US$m – except where indicated otherwise)	For Year Ended June 30, 2022	June 30, 2021
Net (loss)/profit for the period	**(21.6)**	**(8.0)**
Restructuring & other non-recurring costs	0.4	2.9
Adjusted (underlying) net profit/(loss) for the period	**(21.1)**	**(5.1)**
Weighted average number of shares used in computing earnings per share (shares)	*20,721,701*	*16,306,494*
Group Basic EPS (dollars per share)	($1.04)	($0.49)
Restructuring and other non-recurring costs per share (dollars per share)	$0.02	$0.18
Group Adjusted (Underlying) EPS (dollars per share)	**($1.02)**	**($0.31)**

Notes:
Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Balance Sheet Summary as at June 30, 2022

Balance Sheet (US$m)	June 30, 2022	June 30, 2021	Comments
Project investments	16.4	12.5	$3.9m increase comprises intangible development costs of $0.9m in Caret, $3.0m in Tembo
Other non-current assets	33.2	40.0	Decrease of $6.8m comprises $6.5m reclassification of J.A. Martin ex-Solar's goodwill to assets held for sale
Unrestricted cash	1.3	8.6	Reflects operating cash outflow and growth related expenses for Electric Vehicles business unit. Pro-forma cash balance of $8.9m post sale of non-core business units & NASDAQ shelf issuance in July 2022
Other current assets	19.9	15.4	$4.5m increase mainly due to the reclassification of J.A. Martin ex-Solar business to assets held for sale amounting to $8.2m. This was offset by a decrease in trade and other receivables of $3.7m
Total Assets	**70.8**	**76.5**	
Current loans & borrowings	(5.9)	(1.0)	Increase of $4.9m comprises primarily shareholder loans (from major shareholder, AWN Holdings Limited)
Long-term loans & borrowings	(22.6)	(22.1)	Increase of $0.5m due to recognition of additional $0.7m lease liabilities following Kenshaw and Tembo premises moves, offset by $0.4m repayments of other borrowings
Other liabilities	(19.1)	(13.0)	Increase of $6.1m includes $4.3m increase in trade payables and accruals and $0.9m increase in payroll liabilities due to timing of execution across J.A. Martin solar projects
Total Liabilities	**(47.7)**	**(36.1)**	
Net Assets	**23.1**	**40.4**	Decrease primarily due to losses incurred in the period
Net Debt [1]	**27.3**	**14.5**	Increase due to reduction in cash levels and increase in short-term loans to finance operating needs and investment for growth. Pro-forma net debt $19.7m post sale of non-core business units & NASDAQ shelf issuance in July 2022

Notes:
(1) Equals current and non-current debt obligations less unrestricted cash.
Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Tembo | Significant progress, but deliveries hampered by supply chain & logistics

Tembo is VivoPower's electric vehicle unit focused on off-road, ruggedised and customised applications

Business overview	• Tembo is a Netherlands-based, specialist battery-electric and off-road vehicle company that designs and builds ruggedised electric light vehicle (e-LV) solutions for customers across the globe in the mining, infrastructure, utilities, government services, game safari and humanitarian aid sectors • VivoPower relocated Tembo's base in Eindhoven, Netherlands to new expanded facilities (commissioned in June 2022)
FY22 review	• Operational disruption and delays in the assembly and delivery of vehicle kit orders due to COVID-19 lockdowns, then Russia-Ukraine conflict impact on energy costs and supply chains across Europe • Work commenced on the next generation long-range 72kWh battery platform (material upgrade on previous generation 28kWh kit) • Distribution partner network expanded to 51 more countries with over 3,350 additional kit commitments and orders secured • Tembo subsidiaries and/or operating entities set up in the Philippines, the UK, Australia, and the United Arab Emirates (UAE) • Landmark Design Service Agreement (DSA) signed with Toyota Australia
FY23 outlook	• Tembo is targeting release of its next gen 72kWh kits in early CY2023 • Full production release of the 72kWh vehicle kits slated for late CY2023 • Focus also continuing on microfactory strategy and rollout in key markets globally (in particular UAE, South East Asia and Australia) • Opportunistic recruitment of world class EV talent to be stepped up

MAJOR MILESTONES SUPPORT SALES, R&D AND PRODUCTION GROWTH

Sep 2021	Oct 2021	Feb 2022	May 2022
Multi-national distribution deal signed with GHH	UAE subsidiary opened	Expanded Tembo Eindhoven facility announced	Toyota Design Services Agreement
3,000 e-LV kits	Access to key markets	Greater R&D and manufacturing	Cement TMCA engagement

GLOBAL DISTRIBUTION NETWORK EXPANDED TO EVERY CONTINENT


Canada
1,675 e-LV kits
Acces Industriel
Jordan
1,000 e-LV kits
SOE
Mongolia
350 e-LV kits
Bodiz
Australia
Est. 2,000 e-LV kits[1]
Tembo AU
50 Countries
3,000 e-LV kits
GHH
Key:
FY21
FY22 (Bodiz)
FY22 (GHH)
FY23 (Jordan)

Certified B Corporation

Notes:
(1) Best effort estimate for future direct Tembo Australia orders.
All amounts shown are unaudited.

VIVOPOWER

Aevitas | Protracted Australian lockdowns impacted results, but outlook positive

The Aevitas businesses in Australia deliver specialised, site-specific electrical and power generation solutions to optimise energy usage

Business overview	• As at June 30, 2022, Aevitas comprised the J.A. Martin and Kenshaw businesses, headquartered at Newcastle in New South Wales • J.A. Martin ex-Solar and NDT Services (a non-core unit of Kenshaw) were sold on July 4, 2022 to enable refocus on growth opportunities including renewable critical power and electrical services for solar projects • Aevitas remains responsible for delivering electrical services and infrastructure to support VivoPower's EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions
FY22 review	• One-off $1.9m COVID related loss on Bluegrass solar project driven by resource availability and expense of complying with costly COVID-19 public health directives • Awarded largest ever solar contract for electrical services at the 204MWdc Edenvale Solar Farm in Queensland, Australia, bringing total of completed and contracted solar farms to over 650MWdc across 7 projects • Kenshaw completed move to new headquarters and expanded workshop facility to support the business's growing operations
FY23 outlook	• Unprecedented pipeline of over 27GW solar farm projects being built across Australia (especially following new Federal Labour Government) • Australian "Green Rush" is akin to Gold Rush of the 1800s • Targeting for Solar electrical solutions business unit to exceed revenues from divested non-core business units

PROFORMA FY22 REVENUE FOR AEVITAS (EX-DISCONTINUED OPERATIONS)[1]



Solar, 40%
Other, 19%
Health Care and Social Assistance, 6%
Infrastructure, 7%
Data Centre, 14%
Mining & Resources, 15%

REVENUE GROWTH IN AEVITAS SOLAR ELECTRICAL SOLUTIONS [2]



In US$ millions
CAGR FY2019 to FY2022: 57%
2.2
3.5
4.0
8.6
FY2019
FY2020
FY2021
FY2022

Certified B Corporation

Notes:
(1) Revenue breakdown on basis of invoiced revenues.
(2) Revenue data on accrual basis. Prior to July 2022 as J.A. Martin Solar. From July 2022 onwards as Kenshaw Solar.
All amounts shown are unaudited.

VIVOPOWER

SES | Focus pivot to mining (augmenting Tembo EV) and other industries

Vivo SES delivers sustainable energy solutions encompassing battery storage, microgrids, EV charging and battery recycling

Business overview	• Focused on delivering full-suite, holistic SES to industrial customers and other large energy users comprised of three key elements: – Critical power "electric-retrofit" of customers' sites to enable optimised EV battery charging, encompassing renewables, battery storage, and microgrids – EV and battery leasing – EV battery reuse and recycling • SES draws on the combined experience and capabilities of VivoPower's Critical Power Services business, Aevitas, and Tembo e-LV
FY22 review	• Newly-established segment has generated immaterial revenues but also not incurred any significant costs to date • Feasibility studies completed for Tottenham Hotspur Football Club (training ground and stadium) • Memorandum of Understanding signed with Relectrify, a leading supplier of battery energy storage systems utilising second-life EV batteries, to explore future redeployment of Tembo batteries • Focus shifted in last quarter to mining industry customers (in response to inquiries)
FY23 outlook	• Increasing number of SES opportunities as more customers seek fleet electrification solutions • Continue to expand capabilities through partnerships and joint ventures, especially in off-road EV charging and energy storage • Seed investment made in Green Gravity (energy storage at mine sites)

SES VALUE PROPOSITION



Proprietary Capabilities
Partner Network
VIVOPOWER SES
EV Charging
Microgrids
Renewable Generation
Battery Recycling
Battery Storage
Range of sectors for applications, including:
Mining
Ports
Agriculture
Sports

Certified B Corporation

VIVOPOWER

Caret | Incremental value created, with more to come from Inflation Reduction Act (USA)

Vivo Solar is now Caret Solar, comprising strategic solar development sites across the US suitable for Power-to-X applications

Business overview

- Diversified portfolio totalling 38 solar projects in 9 states across the US with combined potential electrical generating capacity of 1.8 GW-DC
  - 8 projects in two states totalling 451 MW-DC being actively developed
  - 1.3 GW-DC of discontinued or de-prioritised projects provide pipeline for future Power-to-X opportunities
- Focus is on maximising value, prioritising development of projects that are most advanced and strategically relevant to data infrastructure developers

FY22 review

- Secured settlement to gain 100% ownership of portfolio for $1
- Advanced project development and interconnection processes:
  - Improved lease terms for 8 sites, achieving a 32% average reduction resulting in total projected lease expense savings of $33m
  - Executed property tax abatement agreements for 3 ERCOT[1] projects
  - Interconnection processes advanced with utilities and ISOs
- Power-to-X strategy being executed upon to maximise value:
  - Behind the meter renewable power for energy intensive applications such as digital asset mining and high-performance computing (HPC)
  - Continued interest from digital asset miners and data centre developers
  - Due to cryptocurrency market conditions, Caret Decimal JV put on hold while we entertain various Power-to-X opportunities

FY23 outlook

- Inflation Reduction Act (USA) is a major positive value driver for Caret
- Increased focus on data infrastructure (including digital asset mining) partnership opportunities as those industries transition to renewables

US SOLAR PORTFOLIO SUMMARY

	Total Portfolio MW-DC	VVPR % Holding	Net VVPR MW-DC
Original JV	1,844	50%	922
Current Active Projects	451	100%	451


87
New Mexico
365
Texas
Total MW-DC By State

INFLATION REDUCTION ACT OVERVIEW

- As of August 16, 2022, the Inflation Reduction Act (IRA) has been signed into law
- Brings renewed certainty to investors and developers operating in the US solar industry and provides additional financial benefits in the form of tax incentives
- Investment Tax Credits (ITC) lifted to 30% and extended for projects beginning construction before January 1, 2025. Bonus tax credit of 10% (i.e. bringing ITC to 40%) for projects that satisfy the domestic content requirement by using 100% US steel and iron
- Solar projects may take the Production Tax Credit (currently $0.026/kWh) in lieu of ITCs
- Increased flexibility to monetise renewable tax credits through either (i) a cash payment from the government in lieu of tax credits or (ii) selling tax credits to third parties
- Introduces advanced manufacturing tax credit for manufacturers of solar components in the US, to increase resilience of the sector's supply chain

Certified B Corporation

Notes:
(1) Electric Reliability Council Of Texas.
All amounts shown are unaudited.

VIVOPOWER

FY2023 Key Objectives | Execute on Scale-Up

Deliver Tembo e-LV commitments on schedule + budget

- Complete 72kWh kits for Tembo partners
- Complete 72kWh kits for Toyota Australia
- Deliver EV conversion kits in accordance with schedules

Execute on Tembo microfactory and continue R&D

- Complete microfactory modules for kit assembly scale-up
- Enhance supply chain and logistics resiliency
- Continue investment in R&D to enhance Tembo kits

Expand Tembo addressable market & partnership base

- Expand into complementary addressable markets
- Grow partner network for complementary off-road applications
- Expand capabilities through mergers and acquisitions

Scale-up Aevitas solar, expand capabilities & diversify customer base

- Scale-up solar solutions business to meet "Green Rush" demand in Australia
- Develop electric wheel motor overhaul, service and repair business
- Diversify and expand customer base

Grow SES business with new capabilities and partnerships

- Develop partners network to deliver infrastructure for e-LVs
- Build engineering and sales teams to grow SES pipeline
- Enhance capabilities through acquisitions and joint ventures

Execute on corporate initiatives to enable sustainable growth

- Secure additional strategic funding sources
- Further reduce emissions in line with B Corp objectives
- Complete impact reporting framework

Certified B Corporation

VIVOPOWER

Events Post Financial Year-End | Positive Momentum into FY2023

Secured 1,000 new kits of Tembo e-LV commitments in Middle East	• Announcement of MOU with State Owned Enterprise (SOE) in Jordan to distribute 1,000 Tembo e-LVs • Artic Truck LOI consensually placed on pause, given Tembo needs to focus on TMCA and other LandCruiser opportunities in short-term
Executed on strategic transactions increasing proforma group cash balance to $8.9m [1]	• Completed divestitures of J.A. Martin ex-Solar and NDT (small business unit within Kenshaw) • NASDAQ shelf issuance completed with a placement to an institutional investor
Capitalising on opportunities to hire world class EV talent in key markets globally	• Investment market correction over last 6 months has translated into an "EV winter" with multiple companies (especially publicly listed ones) laying off world class EV talent • VivoPower and Tembo as one of very few EV companies in hiring mode at the moment are securing experienced EV engineering talent
Secured important ESG certifications and awards	• Kenshaw Electrical awarded ISO14001 Environmental Management System certification • Tembo awarded ISO14001 Environmental Management System certification and retained its ISO9001 Quality Management System certification • VivoPower named one of B Lab UK's Best for the World for 2022
Re-orientated GB Auto relationship post establishment of Tembo Australia	• Consensual agreement to cease Distribution Agreement and Letter Of Intent following establishment of Tembo Australia and progression of TMCA partnership (enabling direct sales of Tembo kits to end customers, either directly or via TMCA in future) • GB Auto remains a valued and preferred partner for Tembo who we continue to sub-contract for assembly, componentry and after-sales service
Engaged advisers in relation to potential Caret spin-off	• The Inflation Reduction Act (USA) is a major positive development for Caret and its introduction has already manifested renewed inbound interest in investing in / acquiring Caret • An internal project team has been formed to execute on a potential spin-off of Caret as a Power2X company

Certified B Corporation

Notes:
(1) June 30, 2022 balance of Net Debt, plus net proceeds from NASDAQ shelf issuance and initial proceeds from divestiture of J.A. Martin ex-Solar and NDT.

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